Exhibit 99.1

Bitauto Files Annual Report on Form 20-F

BEIJING, May 1, 2017 /PRNewswire/ -- Bitauto Holdings Limited ("Bitauto" or the "Company") (NYSE: BITA), a leading provider of internet content & marketing services, and transaction services for China's fast-growing automotive industry, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2016 with the Securities and Exchange Commission on April 28, 2017.

The annual report can be accessed on Bitauto's investor relations website at http://ir.bitauto.com. Bitauto will provide hardcopies of the annual report containing its audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of internet content & marketing services, and transaction services for China's fast-growing automotive industry. Bitauto manages its businesses in three segments: its advertising and subscription business, transaction services business and digital marketing solutions business.

Bitauto's advertising and subscription business provides a variety of advertising services mainly to automakers through its bitauto.com and taoche.com websites as well as corresponding mobile applications. These websites and mobile applications provide consumers with up-to-date new and used automobile pricing and promotional information, specifications, reviews and consumer feedback. Bitauto also offers subscription services via its SaaS platform, which provides web-based and mobile-based integrated digital marketing solutions to automobile dealers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online.

Bitauto’s transaction services business is a leading automotive transaction services platform in China, which provides e-commerce transaction services to automobile dealers and online automotive financial platform services to consumers and financial institutions including banks, auto finance companies and insurance companies.

Bitauto's digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising.

For more information, please visit http://ir.bitauto.com.

For investor and media inquiries, please contact:

Beijing

IR Department
Bitauto Holdings Limited
+86 (10) 6849-2145
ir@bitauto.com